OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CAPITAL AUTOMOTIVE REIT
(Name of Issuer)
Common Shares of Beneficial Interest
(Title of Class of Securities)
139733-10-9
(CUSIP Number)
December 16, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	139733-10-9	13G/A	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Robert M. Rosenthal

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	139733-10-9	13G/A	Page	3	of	6

Item 1(a)	Name of Issuer:

Capital Automotive REIT

Item 1(b)	Address of Issuer’s Principal Executive Offices:

8270 Greensboro Drive, Suite 950, McLean, Virginia 22102

Item 2(a)	Name of Person Filing:

Robert M. Rosenthal (the “Reporting Person”)

Item 2(b)	Address of Principal Business Office or, if none, Residence:

c/o Rosenthal Automotive 1100 South Glebe Road Arlington, Virginia 22204

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Common Shares of Beneficial Interest (“Common Shares”)

Item 2(e)	CUSIP Number

139733-10-9

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

CUSIP No.	139733-10-9	13G/A	Page	4	of	6

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J):

Item 4	Ownership
     Effective December 16, 2005, CA Acquisition REIT, a wholly-owned subsidiary of Flag Fund V LLC, was merged with and into the Issuer, with the Issuer continuing as the surviving REIT with all of the Common Shares owned by Flag Fund V LLC (the “Merger”). Prior to the Merger, the Reporting Person beneficially owned 2,723,680 Common Shares, which represented 5.53% of the number of Common Shares outstanding, as reported in the Issuer’s Schedule 14A dated November 9, 2005. Following the Merger and as of December 19, 2005, the Reporting Person beneficially owns, in the aggregate, no Common Shares.

Item 4(a)	Amount Beneficially Owned:

0

Item 4(b)	Percent of Class:

0

Item 4(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote

0

CUSIP No.	139733-10-9	13G/A	Page	5	of	6
(ii)	shared power to vote or to direct the vote

Not applicable.

(iii)	sole power to dispose or to direct the disposition of

0

(iv)	shared power to dispose or to direct the disposition of

Not applicable.

Item 5	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

CUSIP No.	139733-10-9	13G/A	Page	6	of	6

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 19, 2005

Date

/s/ Robert M. Rosenthal

Signature